Exhibit 4.1

ARTICLES OF INCORPORATION

SAP SE

Registered office: Walldorf, Germany

Version as of May 5, 2026

I. General Provisions

Section 1

Corporate Name, Registered Office and Domicile, and Period of Incorporation

1.	The name of the Company is: SAP SE.

2.	The Company‘s registered office and domicile is in Walldorf, Germany.

3.	The Company is incorporated for an indefinite period of time.

Section 2

Corporate Purpose

1.	The corporate purpose of the Company is direct or indirect activity in the area of development, production, and marketing of products and the provision of services in the fields of information technology and telecommunication, and particularly in the following fields:

-	developing and marketing integrated product and service solutions for e-commerce;

-	developing software and cloud solutions and the licensing of their use to others;

-	organization and deployment consulting, as well as user training, for software and cloud solutions;

-	selling, leasing, renting, and arranging the procurement and provision of all other forms of use of information technology systems and relevant accessories;

-	making capital investments in enterprises active within the scope of the corporate purpose to promote the opening and advancement of international markets in these fields.

2.	The Company is authorized to act in all the business areas listed in paragraph 1 and to delegate such activities to affiliated enterprises within the meaning of Sections 15 ff. of the German Stock Corporation Act (Aktiengesetz; "AktG");

in particular the Company is authorized to delegate its business in whole or in parts to such enterprises. The Company is authorized to establish branch offices in Germany and other countries, to found, acquire, and invest in other companies of the same or a related kind and to enter into collaboration and joint venture agreements. The Company is further authorized to invest in enterprises of all kinds principally for the purpose of placing financial resources. The Company is authorized to dispose of investments, to consolidate the management of enterprises in which it participates, to enter into affiliation agreements with such enterprises, or to do no more than manage its shareholding.

3.	The Company is authorized to take all actions and measures that are consistent with the corporate purpose or that directly or indirectly further the corporate purpose.

Section 3

Official Notices and the Transfer of Information

1.	Unless otherwise provided by law, the Company‘s official notices shall be made by publication in the German Federal Gazette (Bundesanzeiger) exclusively.

a.	To the extent that declarations or information are required by law to be made accessible to the shareholders without a specific form being determined for such purpose, publication on the Company‘s Internet site shall be sufficient.

2.	Information may also be transmitted to the Company’s shareholders by means of telecommunication, insofar as this is legally permissible.

II. Capital Stock and Shares

Section 4

Capital Stock

1.	The Company has capital stock of €1,228,504,232 and is divided into 1,228,504,232 no-par value ordinary shares. The capital stock was paid up by way of conversion of SAP AG to a European Company (SE).

2.	The shares are no-par value shares. They are in bearer form.

3.	Subject to the consent of the Supervisory Board, the Executive Board shall determine the form of the shares, share certificates, dividend coupons, and renewal coupons, as well as bonds and interest coupons. The Company may combine single shares into share certificates representing a majority of shares (multiple- share certificates). Shareholders are not entitled to share certificates. Certification shall be excluded altogether for shares that are registered as electronic shares in an electronic securities register.

4.	When new shares are issued, the commencement of dividend entitlement in respect of these new shares may be determined in derogation of Section 60 (2) AktG.

5.	The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the capital stock, on one or more occasions on or before May 12, 2030, by an aggregate amount of up to €250 million against contributions in cash by issuing new no-par value bearer shares (Authorized Capital I). The new shares are to be offered to the shareholders for subscription, with an indirect subscription right within the meaning of Section 186 (5) sentence 1 AktG being sufficient in this context. The Executive Board is authorized, however, subject to the consent of the Supervisory Board, to exclude fractional shares from the shareholders’ subscription rights.

The Executive Board may only exercise the authorization to exclude subscription rights to such an extent that the proportionate amount of the newly issued shares does not exceed a total of 10% of the share capital. The decisive factor for the calculation of the 10% limit is the share capital that exists at the time the resolution on this authorization is passed. If the share capital is lower at the time the authorization is exercised, this value is decisive. As to the 10% limit, it shall be taken into account if, during the term of this authorization until it is exercised, other authorizations to issue shares in the Company, or to issue rights that entitle or oblige to subscribe to shares in the Company, are exercised and the subscription right is excluded.

The Executive Board is further authorized, subject to the consent of the Supervisory Board, to determine the further details of the implementation of capital increases from Authorized Capital I. The Supervisory Board is authorized to amend the wording of the Articles of Incorporation after the full or partial implementation of the capital stock increase from Authorized Capital I or after the expiration of the authorization period to reflect the volume of the capital increase from Authorized Capital I.

6.	The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the capital stock, on one or more occasions on or before May 12, 2030, by an aggregate amount of up to €250 million against contributions in cash or in kind by issuing new no-par value bearer shares (Authorized Capital II). An indirect subscription right within the meaning of Section 186 (5) sentence 1 AktG may also ensure compliance with the statutory shareholders’ subscription right. The Executive Board is authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ statutory subscription rights in the following circumstances:

-	In respect of fractional shares;

-	Insofar as required to grant subscription rights to new shares to holders and/or beneficiaries of conversion and/or option rights or obligors under conversion and/or option obligations under bonds issued by the Company or a Group company in the same volume as they would be entitled to if they exercised their conversion and/or option rights or fulfilled their conversion and/or option obligations;

-	In the case of capital increases against contributions in cash, if, in accordance with Section 186 (3) sentence 4 AktG, the issue price of the new shares does not fall significantly short of the stock exchange price of the same class and type of shares already traded on the stock exchange at the time of the final determination of the issue price and the proportionate amount of the newly issued shares does not exceed a total of 10% of the share capital. The decisive factor for the calculation of the 10% limit is the share capital that exists at the time the resolution on this authorization is passed. If the share capital is lower at the time the authorization is exercised, this value is decisive. As to the 10% limit, it shall be taken into account if, during the term of this authorization until it is exercised, other authorizations to issue or to sell shares in the Company, or to issue rights that entitle or oblige to subscribe to shares in the Company, are exercised and the subscription right is excluded pursuant to or in accordance with Section 186 (3) sentence 4 AktG;

-	In the case of capital increases against contributions in kind for granting shares in connection with mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein or of other contributable assets;

-	To implement a scrip dividend by which shareholders are given the option of contributing their dividend entitlements to the Company (either in whole or in part) as a contribution in kind against the issue of new shares from Authorized Capital II.

The Executive Board may only exercise the above-described authorizations to exclude subscription rights to such an extent that the proportionate amount of the newly issued shares does not exceed a total of 10% of the share capital. The decisive factor for the calculation of the 10% limit is the share capital that exists at the time the resolution on this authorization is passed. If the share capital is lower at the time the authorization is exercised, this value is decisive. As to the 10% limit, it shall be taken into account if, during the term of this authorization until it is exercised, other authorizations to issue shares in the Company, or to issue rights that entitle or oblige to subscribe to shares in the Company, are exercised and the subscription right is excluded.

The Executive Board is further authorized, subject to the consent of the Supervisory Board, to determine the further details of the implementation of capital increases from Authorized Capital II. The Supervisory Board is authorized to amend the wording of the Articles of Incorporation after the full or partial implementation of the capital stock increase from Authorized Capital II or after the expiration of the authorization period to reflect the volume of the capital increase from Authorized Capital II.

7.	The capital stock shall be subject to a contingent increase by up to €100 million by issuing up to 100 million no-par value bearer shares (Contingent Capital I). The contingent capital increase shall be implemented only to the extent that the holders or creditors of convertible bonds or warrants under warrant-linked bonds issued or guaranteed by SAP SE or any of its direct or indirect majority holdings on or before May 4, 2031, by virtue of the authorization resolved by the annual General Meeting of Shareholders on May 5, 2026, exercise their conversion or option rights or fulfill their conversion or option obligations and no other methods for servicing these rights are used. The new shares shall in each case be issued at the conversion or option price to be determined in accordance with the above authorization resolution. The new shares shall participate in the profits as from the beginning of the fiscal year in which they are created as a result of the exercise of conversion or option rights or upon the fulfillment of the conversion or option obligation. The Executive Board shall be authorized to determine further details of the implementation of the contingent capital increase.

III. Constitution and Management of the Company

Section 5
Governing Bodies

The Company's governing bodies are:

a)	the Executive Board (the management organ),

b)	the Supervisory Board (the supervisory organ),

c)	the General Meeting of Shareholders.

The Executive Board

Section 6

Composition of the Executive Board

1.	The Executive Board shall consist of at least two persons. The Supervisory Board may determine a higher number of Executive Board members. The appointment of deputy members of the Executive Board is permissible. The latter have the same rights as the full members of the Executive Board regarding the external representation of the Company.

2.	The appointment of the full members and the deputy members of the Executive Board, the conclusion of their employment contracts, and the revocation of their appointments are the responsibility of the Supervisory Board, as are the appointment of a member of the Executive Board as chairperson of the Executive Board and the appointment of one or more member/s of the Executive Board as deputy chairperson/s of the Executive Board.

3.	The full members and the deputy members of the Executive Board will be ap- pointed for a maximum period of five years. Reappointments are permissible.

Section 7

Rules of Procedure and Resolutions of the Executive Board

1.	The Executive Board shall unanimously adopt its own rules of procedure, unless the Supervisory Board adopts rules of procedure for the Executive Board.

2.	Resolutions of the Executive Board shall be adopted by a simple majority of votes cast, unless otherwise mandatorily prescribed by law or the Articles of Incorporation. Should a vote be tied, the chairperson of the Executive Board, if appointed, shall have the casting vote.

3.	Unless otherwise mandatorily prescribed by law or the Articles of Incorporation, the Executive Board is quorate if at least half of its members participate in passing the resolution.

Section 8

Legal Representation of the Company

The Company shall be legally represented

a)	by two members of the Executive Board;

b)	by one member of the Executive Board acting jointly with one holder of full commercial power of attorney (Prokurist) within the meaning of Sections 48-53 of the German Commercial Code (Handelsgesetzbuch; "HGB").

Section 9

Limitation of the Executive Board's Authority

The Executive Board owes a duty to the Company to adhere to the limitations imposed by the Articles of Incorporation or the Supervisory Board regarding the scope of its management authority or which result from a resolution adopted by the General Meeting of Shareholders pursuant to Section 119 AktG.

The Supervisory Board

Section 10

Composition, Term of Office

1.	The Supervisory Board shall be composed of eighteen members. Nine members will be elected as shareholders‘ representatives by the General Meeting of Share- holders without being bound by nominations. Nine members will be appointed as employees‘ representatives by the SE Works Council in accordance with the agreement on the involvement of employees (Agreement on Employee Involvement) concluded in accordance with the German Act on the Involvement of Employees in European Companies (Gesetz über die Beteiligung der Arbeitnehmer in einer Europäischen Gesellschaft (SE-Beteiligungsgesetz; "SEBG")). When the Supervisory Board members are elected or appointed (as the case may be), substitute members may be elected or appointed (as the case may be) at the same time. Reappointments are permissible.

2.	Unless a shorter term of office is determined, the members of the Supervisory Board shall be elected or appointed for a period ending with the closing of the annual General Meeting of Shareholders at which the acts of the Supervisory Board are formally approved for the fourth fiscal year following commencement of the term of office, not counting the year in which their term of office commences. In any event, the term of office shall end after six years at the latest.

3.	In derogation of paragraphs 1 and 2, the following provisions shall apply for the first Supervisory Board with regard to the employees‘ representatives, as provided in the Agreement on Employee Involvement: The first employees‘ representatives on the first Supervisory Board have been appointed under the Agreement on Employee Involvement. Their term of office shall end at the close of the 2015 annual General Meeting of Shareholders. The term of office of the succeeding employees‘ representatives on the first Supervisory Board of SAP SE appointed subsequent to this term of office shall end at the same time as the term of office of the shareholders‘ representatives on the first Supervisory Board. Paragraph 2 shall thereupon also apply to the term of office of the employees‘ representatives on the Supervisory Board.

4.	The members and substitute members of the Supervisory Board may resign from office by submitting a written statement addressed to the chairperson of the Supervisory Board or to the Executive Board observing a period of notice of four weeks. Resignation from office for cause (aus wichtigem Grund) with immediate effect is permitted.

5.	Unless a shorter term of office is determined within the limits of paragraph (2), successors for resigning shareholders’ representatives who are not replaced by substitute members will be elected for the remaining term of office of the resigning individual. This shall apply mutatis mutandis to the appointment of any successors for resigning employees' representatives who are not replaced by substitute members in accordance with the Agreement on Employee Involvement.

Section 11

Duties and Responsibilities of the Supervisory Board

1.	The Supervisory Board shall have all of the duties and rights that are conferred upon it by law, the Articles of Incorporation, or otherwise. Both the Executive and Supervisory Boards shall be entitled to call a General Meeting of Shareholders.

2.	The Supervisory Board shall be authorized to amend the Articles of Incorporation where such amendments only concern the wording.

3.	The Supervisory Board shall be entitled at any time to supervise all management activities of the Executive Board and to this end to inspect and examine all books and records as well as the assets of the Company.

4.	The Executive Board shall report to the Supervisory Board continuously at least to the extent stipulated by law.

5.	The Supervisory Board may set up committees from among its members and, to the extent permitted by law, may delegate decision-making powers to them.

6.	The following transactions are subject to the prior approval of the Supervisory Board:

-	adoption of the group annual plan, which shall comprise at least the budget, the investment plan, and the liquidity planning;

-	investments in tangible fixed assets or intangible fixed assets which are either not included in the investment plan for the fiscal year and which, alone or when aggregated with other investments likewise not included, have an anticipated total volume of more than 10% of the last investment plan or which are included in the investment plan but whose volume determined in the investment plan is exceeded to such an extent that the excess amount, together with corresponding amounts of other investments exceeding the plan of the same fiscal year, if any, amounts to more than 10% of the total volume of the last investment plan;

-	acquisition and sale of enterprises and interests therein or parts thereof if the (anticipated) acquisition or sales price in an individual case exceeds 0.6% of the balance sheet total of the last group balance sheet approved by the Supervisory Board; this shall not apply to any acquisition or sale within the group;

-	incurring financial liabilities vis-à-vis companies which are not members of the group if either the volume of the individual financial liability exceeds 1.0% of the balance sheet total of the last group balance sheet approved by the Supervisory Board or if, as a result of incurring such liability, the group total of all financial liabilities incurred without the approval of the Supervisory Board and not yet repaid exceeds 3.0% of the balance sheet total of the last group balance sheet approved by the Supervisory Board;

-	concluding and amending any agreements which under applicable law or the Articles of Incorporation require the approval of the General Meeting of Shareholders. If permitted by law, the Supervisory Board may delegate the approval competence for the above-mentioned transactions to a committee generally or in individual cases. The Supervisory Board may determine additional types of trans-actions which the Executive Board may only perform with the Supervisory Board‘s approval.

Section 12

Declarations of Intent of the Supervisory Board

1.	Declarations of intent of the Supervisory Board and its committees shall be given on behalf of the Supervisory Board by the chairperson or – should he or she be unable to do so – by the deputy chairperson.

2.	The chairperson of the Supervisory Board or his or her deputy shall be the permanent representative of the Supervisory Board vis-à-vis third parties, especially vis-à-vis courts and authorities as well as the Executive Board.

Section 13

Chairperson and Deputy Chairperson

1.	Following a General Meeting of Shareholders at which all members of the Supervisory Board to be elected by the General Meeting of Shareholders have been newly appointed, a meeting of the Supervisory Board shall take place, which shall be held without special invitation. At this meeting the Supervisory Board shall elect a chairperson and one or two deputy chairperson(s) from among its members for the term of its office. When electing the chairperson of the Supervisory Board, the oldest member in terms of age of the shareholders‘ representatives on the Supervisory Board will chair the meeting; Section 14 (6) sentence 3 shall apply mutatis mutandis.

2.	Only a shareholders‘ representative may be elected as chairperson of the Supervisory Board.

3.	If the chairperson is unable to discharge the duties of his or her office, the deputy chairperson shall do so in his or her place. This provision shall not affect Section 14 (6) sentence 4 and Section 20 (1).

4.	If the chairperson or a deputy chairperson leaves the Supervisory Board before the end of his or her term of office, an election shall be held without delay to replace him or her.

Section 14

Calling of Meetings and Passing of Resolutions

1.	The Supervisory Board shall adopt its own rules of procedure by a simple majority vote. The following provisions apply to the calling of meetings, quorums, and resolutions. Supplementary provisions may be stipulated in the rules of procedure.

2.	The chairperson shall call the Supervisory Board meetings in writing or text form, by letter, e-mail or facsimile message allowing a notice period of 14 days before the day of the meeting. The day on which the message calling the meeting is sent and the day of the meeting do not count toward the notice period. In urgent cases, the chairperson may shorten the notice period and also call the meeting orally or by telephone, or any other appropriate means of electronic transmission.

3.	The meetings of the Supervisory Board and its committees shall as a rule be held with the members attending in person. The Supervisory Board may provide in its rules of procedure that the meetings of the Supervisory Board and its committees may also be held by video conference or that individual members of the Supervisory Board may attend the meeting by way of video transmission, subject to the proviso that in such cases, resolutions may also be adopted by video conference or by way of video transmission, respectively.

4.	The Supervisory Board may provide in its rules of procedure for the permissibility of the adoption of resolutions of the Supervisory Board and its committees out- side of meetings by obtaining written or telephone votes or by voting by video conference or any other means of electronic communication (e.g. by e-mail or facsimile).

5.	The members of the Executive Board may attend the meetings of the Supervisory Board, unless otherwise resolved in an individual case by the Supervisory Board or its chairperson.

6.	Unless otherwise mandatorily prescribed by law or the Articles of Incorporation, the Supervisory Board is quorate if at least half of its members participate in passing the resolution. The resolutions of the Supervisory Board shall be adopted by a majority of the votes cast, unless otherwise mandatorily prescribed by law or the Articles of Incorporation. In the event of a tie, the vote of the chairperson and, in the event that the chairperson does not participate in passing the resolution, the vote of the deputy chairperson, provided that he or she is a shareholders‘ representative, shall be decisive (casting vote).

Section 15

Duty of Secrecy

1.	The members of the Supervisory Board shall maintain secrecy in respect of any confidential information and secrets of the Company, notably business and trade secrets, that become known to them because of their membership of the Supervisory Board. Persons attending meetings of the Supervisory Board who are not members of the Supervisory Board shall be expressly enjoined to secrecy.

2.	In the event that a member of the Supervisory Board intends to pass information on to a third party, he or she shall notify the Supervisory Board and the Executive Board of that intention in advance, naming the persons he or she wishes to inform. The Supervisory Board and the Executive Board must be given the opportunity to decide prior to the disclosure of information whether they consider such disclosure to violate paragraph 1 or not. The decision shall be delivered by the chairperson of the Supervisory Board and the chairperson or CEO of the Executive Board.

3.	The members of the Supervisory Board shall continue to maintain secrecy as set forth in the foregoing paragraphs after they leave the Supervisory Board.

Section 16

Remuneration

1.	Each member of the Supervisory Board shall receive an annual basic remuneration of €165,000. The chairperson of the Supervisory Board shall receive an annual basic remuneration of €275,000 and each deputy chairperson shall receive €220,000. The chairperson of the Supervisory Board shall receive an annual basic compensation of €600,000, and each deputy chairperson shall receive €220,000.

2.	For membership of the audit committee, Supervisory Board members shall, in addition to their basic remuneration, receive an annual remuneration of €50,000, and for membership of another Supervisory Board committee €35,000, the chair- person of the audit committee shall receive an annual remuneration of €95,000, and the chairpersons of the other committees €50,000. If a deputy chairperson is appointed for a committee, his or her additional remuneration shall amount to €43,500 per year, and €72,500 per year for the audit committee. Any additional compensation for the chairmanship, any deputy chairmanship and membership of a committee pursuant to this paragraph 2 shall only accrue if the respective committee has met during the fiscal year. The chairperson of the Supervisory Board shall not receive any additional compensation for chairing, or being a member of, any committees.

3.	If the Supervisory Board appoints a Lead Independent Director, the Lead Independent Director shall receive a compensation of €50,000 per year in addition to his or her basic compensation and in addition to his or her compensation for any memberships in committees.

4.	Any members of the Supervisory Board having served for less than the entire fiscal year shall receive one twelfth of their respective compensation for each month of service commenced. The same shall apply with respect to the increased compensation for the chairperson and the deputy chairperson(s) pursuant to paragraph 1 sentence 2, to the compensation for the chairperson, any possible deputy chair- person, and the members of a committee pursuant to paragraph 2, and to the additional compensation for the Lead Independent Director pursuant to paragraph 3.

5.	The remuneration shall be payable after the end of the fiscal year.

6.	The remuneration shall be subject to the addition of any possible statutory value added tax.

7.	The members of the Supervisory Board shall be included in a directors' and officers' (D&O) group liability insurance which provides for adequate cover and is maintained by the Company in its own interests, to the extent that such insurance is in place. The premiums for the insurance policy shall be paid by the Company.

The General Meeting of Shareholders

Section 17

Calling the General Meeting of Shareholders

1.	The General Meeting of Shareholders shall be held at the registered office of the Company, at a location within a radius of 50 km from the registered office of the Company, or in a city in the Federal Republic of Germany where a German stock exchange is located. In the event that it is difficult to hold the General Meeting of Shareholders at these venues, the Executive Board or the Supervisory Board may call the meeting at a different venue. The invitation shall state the venue of the General Meeting of Shareholders.

2.	The Executive Board or the Supervisory Board shall call the General Meeting of Shareholders.

3.	The General Meeting of Shareholders shall be called by publication of a single announcement in the German Federal Gazette (Bundesanzeiger), giving the information required by law, with a notice period of at least thirty days prior to the date of the General Meeting of Shareholders, which notice period is to be extended by the number of days of the application period pursuant to Section 18 (2); the day on which the General Meeting of Shareholders is held and the day on which it is called shall not be included in the calculation of the relevant period.

Section 18

Right to Attend the General Meeting of Shareholders

1.	Shareholders are entitled to attend the General Meeting of Shareholders and to exercise their voting rights only if they have submitted an application prior to the General Meeting of Shareholders and furnished proof to the Company of their shareholding.

2.	Application shall be made in text form in German or English and must be received by the Company at the address stated for such purpose in the calling notice no later than six days prior to the date of the General Meeting of Shareholders; the day on which the General Meeting of Shareholders is held and the day on which it is called shall not be included in the calculation of the relevant period. The calling notice may provide for a shorter period of time, which is to be specified as a number of days.

3.	For proof of shareholding, proof in accordance with Section 67c (3) AktG shall be sufficient. The proof shall relate to the close of business of the 22nd day prior to the General Meeting of Shareholders. Paragraph 2 shall apply mutatis mutandis to the proof.

4.	The applicability of any other application or proof procedure available under mandatory law shall remain unaffected.

5.	The Executive Board is authorized to provide that shareholders may participate in the General Meeting of Shareholders without being physically present at the venue of the General Meeting of Shareholders or being represented by a proxy and exercise all or certain of their rights in full or in part through electronic communication.

6.	The Executive Board is authorized to provide that shareholders may vote in writing or through electronic communication (postal voting) without having to attend the General Meeting of Shareholders.

Section 19

Voting Rights

1.	Each share carries one vote.

2.	Voting rights may be exercised by proxy. The proxy authorization must be granted or revoked, and proof of the proxy authorization must be provided to the Company, in the form prescribed by law. The calling notice may specify less strict requirements in this context. Such less strict requirements may be limited to the granting of proxy authorization to the proxies designated by the Company.

3.	If no share certificates have been issued, the invitation to the General Meeting of Shareholders shall stipulate the provisions that have to be fulfilled by the shareholders in order to prove their voting rights.

Section 20

Chair of the General Meeting of Shareholders

Participation of Executive Board Members and Supervisory Board Members, Video Transmission

1.	The chairperson of the Supervisory Board shall preside over the General Meeting of Shareholders. If he or she is unable to do so, he or she shall deter- mine another member of the Supervisory Board to discharge this duty. If the chairperson is prevented from presiding over the meeting and has not determined another member to take his or her place, a member of the Supervisory Board elected by the shareholders‘ representatives on the Supervisory Board shall preside over the General Meeting of Shareholders.

2.	The chairperson shall chair the proceedings and shall determine both the order of the agenda and the order and form of voting. The chairperson may also impose a reasonable time limit on the shareholders‘ right to ask questions and to speak; the chairperson may in particular reasonably determine a timeframe for the meeting, the discussions regarding the individual items on the agenda as well as for the individual questions and speaking contributions. The result of a vote may be determined by subtracting the affirmative votes or the negative votes and the abstentions from the total number of votes to which the voters are entitled.

3.	The members of the Executive Board and Supervisory Board should take part in the General Meeting of Shareholders in person. If any member of the Supervisory Board is unable to attend the General Meeting of Shareholders in person because he or she has good reason to be abroad, it is possible for him or her to take part via video transmission.

4.	The Executive Board is authorized to permit full or partial video or audio trans- mission of the General Meeting of Shareholders.

Section 20a

Virtual General Meeting of Shareholders

1.	The Executive Board is authorized to determine that any or all General Meetings of Shareholders to be held on or before June 30, 2027, may be held as virtual General Meetings of Shareholders without the physical presence of the shareholders or their proxies at the place of the General Meeting.

2.	The members of the Supervisory Board may also participate in a virtual General Meeting of Shareholders by means of video and audio transmission. This shall not apply to the chairperson of the General Meeting of Shareholders if he or she is a member of the Supervisory Board.

Section 21

Resolutions of the General Meeting of Shareholders

1.	The resolutions of the General Meeting of Shareholders shall be adopted with a majority of valid votes cast, unless a larger majority is prescribed by law or the Articles of Incorporation.

2.	A resolution of the General Meeting of Shareholders on an amendment of the Articles of Incorporation requires a majority of at least three quarters of valid votes cast. For any amendments of the Articles of Incorporation which require a simple majority for stock corporations established under German law, however, the simple majority of the valid votes cast shall suffice if at least half of the sub- scribed capital is represented or, in the absence of such quorum, the majority prescribed by law shall suffice.

Section 22

Record of the General Meeting of Shareholders

1.	The proceedings at the General Meeting of Shareholders shall be recorded by notarial deed, and the record shall be signed by the notary public.

2.	The record shall have full probative value for the shareholders, both with regard to their relationship inter se and in their relationship to their representatives.

3.	The proxy documents need not be attached to the record.

IV. Annual Financial Statements and Appropriation of Retained Earnings

Section 23

Fiscal Year, Annual Report, Annual Financial Statements and Group Annual Financial Statements, Formal Approval of the Acts of the Executive and Supervisory Boards, Distribution of Retained Earnings

1.	The fiscal year shall be the calendar year. The first fiscal year shall be the calendar year in which SAP SE is registered in the commercial register for the Company.

2.	In the first three months of each fiscal year, the Executive Board shall prepare the annual financial statements, the group annual financial statements, the management report, and the group management report for the previous fiscal year and submit them to the Supervisory Board and to the auditor. At that time the Executive Board shall submit to the Supervisory Board the proposal it wishes to make to the Annual General Meeting of Shareholders concerning the appropriation of retained earnings. These provisions do not affect Sections 298 (3) and 315 (3) HGB.

3.	The annual financial statements, the group annual financial statements, the management report, the group management report, the Supervisory Board’s report pursuant to Section 171 (2) AktG, and the Executive Board‘s proposal for the appropriation of the retained earnings shall be available for the shareholders‘ inspection at the offices of the Company from the time when the Annual General Meeting of Shareholders is called. The obligations under the foregoing sentence shall not apply if the specified documents are made available on the Company’s website for the same period of time.

4.	Each year, after receiving the Supervisory Board’s report pursuant to Section 171 (2) AktG, the Annual General Meeting of Shareholders shall resolve within the first six months of the fiscal year on the formal approval of the acts of the Executive and Supervisory Boards, the appropriation of the retained earnings, the appointment of the auditor, and in the cases provided for by law, the adoption of the annual financial statements, and approval of the group annual financial statements.

5.	When approving the annual financial statements, the Executive and Supervisory Boards shall be authorized to transfer to revenue reserves either all or part of the annual net income remaining after deduction of amounts to be transferred to the legal reserves and of any accumulated losses carried forward. The Executive and Supervisory Boards may not transfer more than one half of the annual net income if, after such transfer, the other revenue reserves would exceed one half of the capital stock.

6.	Instead of distributing a cash dividend, the General Meeting of Shareholders can resolve to appropriate retained earnings by way of distribution in kind.

V. Final Provisions

Section 24

Formation Costs

1.	The Company shall bear all costs connected with its formation and conversion to a stock corporation, estimated to be DM 250,000.00.

2.	The Company shall bear all costs connected with the formation of SAP SE by way of the conversion of SAP AG to a European Company (SE) in the amount of up to €4 million.

– End of Articles of Incorporation –

SAP SE

Dietmar-Hopp-Allee 16

69190 Walldorf Germany